UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2002

                    Form U-12 (I) - B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY  HOLDING  COMPANY ACT OF
     1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY

                  ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.    Name and business address of person filing statement.

      Richard J. Guy
      GPU International, Inc.
      One Upper Pond Road
      Parsippany, NJ  07054

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU International, Inc., a subsidiary of GPU, Inc., a registered holding company.


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent  is  a  Vice   President  -  Business   Development   of  GPU
      International, Inc., and devotes the major portion of his working time to the usual duties incident to such position.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                        Salary or other compensation       Person or company
      Name of recipient  received   to be received         from whom received
                             (a)          (b)              or to be received
      Richard J. Guy

            1999        $246,971                         GPU International, Inc.
            2000                          $142,000       GPU International, Inc.
            2001                          $142,000       GPU International, Inc.
            2002                          $142,000       GPU International, Inc.


      Respondent's compensation from the companies in the GPU System was received only from GPU International, Inc. Such compensation, including incentive compensation received in 1999 if any, amounted in the aggregate to $246,971. Based on his present salary rate, respondent estimates that his 2000, 2001, and 2002 compensation, each year, will be $142,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 2000, 2001 and 2002.

      (b) Basis for compensation if other than salary.  N/A

6. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $26,929 (1999).

      (b) Itemized list of all other expenses:  None


January 28, 2000                             (Signed) /s/ Richard J. Guy

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                        Three year period ending 2002

                   Form U-12 (I) - B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
    COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.    Name and business address of person filing statement.

      Ronald P. Lantzy
      GPU International, Inc.
      One Upper Pond Road
      Parsippany, NJ  07054

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU International, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent   is   President   and  Chief   Executive   Officer   of  GPU
      International, Inc., and devotes the major portion of his working time to the usual duties incident to such positions.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                        Salary or other compensation      Person or company
       Name of recipient  received   to be received       from whom received
                             (a)          (b)             or to be received

      Ronald P. Lantzy.
            1999        $196,881                        GPU International, Inc.
            2000                          $160,000      GPU International, Inc.
            2001                          $160,000      GPU international, Inc.
            2002                          $160,000      GPU International, Inc.


      Respondent's compensation from the companies in the GPU System was received only from GPU International, Inc. Such compensation, including incentive compensation received in 1999, if any, amounted in the aggregate to $196,881. Based on his present salary rate, respondent estimates that his 2000, 2001, and 2002 compensation, each year, will be $160,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 2000, 2001 and 2002.

      (b) Basis for compensation if other than salary.  N/A

6. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $ 56,161
(1999).

      (b) Itemized list of all other expenses:  None


January 28, 2000                             (Signed) /s/ Ronald P. Lantzy